

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2017

Arthur W. Zafiropoulo
Chairman and Chief Executive Officer
Ultratech, Inc.
3050 Zanker Road
San Jose, California 95134

  Re: Ultratech, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed March 13, 2017
    File No. 000-22248

Dear Mr. Zafiropoulo:

  We have completed our limited review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Russell Mancuso

         Russell Mancuso
         Branch Chief
         Office of Electronics and Machinery

cc: Angola M. Russell, Esq.
    O'Melveny & Myers